SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              AMENDMENT NO. 8
                                    TO
                               SCHEDULE 13D

                                Under the
                     Securities Exchange Act of 1934


                             USG CORPORATION
                        __________________________
                             (Name of Issuer)


                       Common Stock ($.10 par value)
                      ______________________________
                      (Title of Class of Securities)

                                903293405
                          ____________________
                              (CUSIP Number)



                          Ronald N. Graves, Esq.
           J.R. Simplot Self-Declaration of Revocable Trust
                         J.R. Simplot Foundation
                             999 Main Street
                           Boise, Idaho  83702
                        Telephone:  (208) 336-2110
           __________________________________________________
           (Names, addresses and telephone numbers of persons authorized to receive notices and communications)



                              July 1, 2001
                     _____________________________
                    (Date of event which requires
                       filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust

2)    Check the Appropriate Box if a Member of a Group

      (a)

      (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     US

Number of          7)     Sole Voting Power                 2,277,000
Shares
Beneficially       8)     Shared Voting Power                 100,000
Owned
by Each            9)     Sole Dispositive Power            2,277,000
Reporting
Person With:       10)    Shared Dispositive Power            100,000

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

     2,377,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)    Percent of Class Represented by Amount in Row (11)

     5.5%

14)    Type of Reporting Person

     IN

1)     Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)     Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     US

Number of         7)     Sole Voting Power                   100,000
Shares
Beneficially      8)     Shared Voting Power
Owned
by Each           9)     Sole Dispositive Power              100,000
Reporting
Person With:      10)    Shared Dispositive Power


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)    Percent of Class Represented by Amount in Row (11)

      .2%

14)    Type of Reporting Person

      IN

1)     Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)     Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)     SEC Use Only

4)     Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     US

Number of         7)     Sole Voting Power                    0
Shares
Beneficially      8)     Shared Voting Power            100,000
Owned
by Each           9)     Sole Dispositive Power               0
Reporting
Person With:      10)    Shared Dispositive Power       100,000


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)    Percent of Class Represented by Amount in Row (11)

     .2%

14)    Type of Reporting Person

     IN

1)    Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)    Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)     SEC Use Only

4)     Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     US

Number of         7)     Sole Voting Power                      0
Shares
Beneficially      8)     Shared Voting Power              100,000
Owned
by Each           9)     Sole Dispositive Power                 0
Reporting
Person With:     10)     Shared Dispositive Power         100,000

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)    Percent of Class Represented by Amount in Row (11)

     .2%

14)    Type of Reporting Person

     IN

1)     Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     JRS Investments LLC/EIN 82-0514633

2)    Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)     SEC Use Only

4)     Source of Funds

     00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     Idaho

Number of        7)     Sole Voting Power                   170,000
Shares
Beneficially     8)     Shared Voting Power                       0
Owned
by Each          9)     Sole Dispositive Power              170,000
Reporting
Person With:    10)     Shared Dispositive Power                  0


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

     170,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

     .4%

14)    Type of Reporting Person

     CO

1)     Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     JRS Properties III L.P., EIN: 82-0514634

2)     Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)     SEC Use Only

4)     Source of Funds

     00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     Idaho

Number of        7)     Sole Voting Power                   170,000
Shares
Beneficially     8)     Shared Voting Power                       0
Owned
by Each          9)     Sole Dispositive Power              170,000
Reporting
Person With:    10)     Shared Dispositive Power                  0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

     170,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13)    Percent of Class Represented by Amount in Row (11)

     .4%

14)    Type of Reporting Person
     CO

The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 8 amends the Schedule 13D originally filed on December 28, 1998 on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to Schedule 13D filed on January 26, 1999, as amended by Amendment No. 2 to Schedule 13D filed on April 23, 1999, as amended by Amendment No. 3 to Schedule 13D filed on November 12, 1999, as amended by Amendment No. 4 to Schedule 13D filed on December 2, 1999, as amended by Amendment No. 5 to Schedule 13D filed December 29, 1999, as amended by Amendment No. 6 to Schedule 13D filed October 20, 2000, and as amended by Amendment No. 7 to Schedule 13D filed November 22, 2000. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

The purpose of this Amendment is to report new Reporting Persons, as owners of the Stock previously held by S-Sixteen Limited Partnership ("S-Sixteen") and to report sales of Stock by the Trust.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is being filed on behalf of:

1)     the Trust.

2)     J.R. Simplot Foundation;

3)     Don J. Simplot;

4)     Scott R. Simplot;

5) JRS Properties III LP, an Idaho limited partnership ("JRS Properties III") and JRS Investments, LLC, an Idaho limited liability company ("JRS Investments"). The Trust is the manager of JRS Investments and JRS Investments is the sole general partner of JRS Properties III. The principal business of JRS Investments and JRS Properties III is investment, and their principal addresses are 999 W. Main Street, Suite 1300, Boise, Idaho. During the last five years neither JRS Investments nor JRS Properties III has been involved in any proceedings required to be disclosed.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

RESTRUCTURING OF S-SIXTEEN. Effective July 1, 2001, the Trust and S-Sixteen, acting through the Trust as the General Partner and through the consent of Mr. Simplot's grandchildren, who are all the limited partners of S-Sixteen, effectuated a reorganization of S-Sixteen to reorganize the businesses conducted by S-Sixteen. The principalpurpose and effect of the reorganization was that Mr. Simplot relinquished his control of the general partnership interest in S-Sixteen. The general partnership interest in S-Sixteen is now held by an Idaho limited liability company all the members of which are Mr. Simplot's grandchildren, and all of the managers of which are either adult grandchildren of Mr. Simplot or individuals not affiliated with Mr. Simplot.

As part of the reorganization of S-Sixteen, S-Sixteen transferred all 170,000 shares of Stock it owned (the "170,000 Shares") to JRS Properties III in exchange for an interest in JRS Properties III and then distributed to the Trust such interest in JRS Properties III in exchange for assumption of debt of S-Sixteen. As a consequence, the 170,000 Shares are now owned by JRS Properties III.


EFFECT OF RESTRUCTURING ON S-SIXTEEN SHARES AND SCHEDULE 13D REPORTING. The Schedule 13D previously reported that S-Sixteen had sole voting and dispositive powers with respect to the 170,000 Shares. As a result of the restructuring, Mr. Simplot now exercises sole voting and dispositive powers with respect to the 170,000 Shares which he controls through the Trust, JRS Investments and JRS Properties III. Mr. Simplot previously disclaimed any other beneficial ownership of the 170,000 Shares, except for the 2% general partner interest in S-Sixteen held by the Trust, because S-Sixteen was for the benefit of his grandchildren. As a consequence of the restructuring, Mr. Simplot now has complete beneficial interest in the 170,000 Shares.

The restructuring had no effect on the Trust's ownership of the shares of Stock already owned by the Trust.

FILING STATUS. As a result of the restructuring described above, S-Sixteen is no longer a Reporting Person on this Schedule 13D. The Trust, the J.R. Simplot Foundation, JRS Investments and JRS Properties III will continue to file on this Schedule 13D to report ownership of any shares of Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a - b) As of March 4, 2002, the Trust owns directly 2,107,000 shares of Stock.As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

As of March 4, 2002, the Foundation owns 100,000 shares. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation.

As of March 4, 2002, Mr. Simplot, through the Trust, JRS Investments and JRS Properties III owns and has voting and investment power with respect to 170,000 shares.

Based upon information contained in the Annual Report on Form 10-K405 of the Issuer filed with the Securities and Exchange Commission for the year ended December 31, 2001 (the "10-K"), the shares owned by the Trust, the Foundation and JRS Properties III constitute approximately 5.5% of the 43,457,312 shares of Stock outstanding, as reported in the 10-K.

(c) Since the filing of Amendment No. 7 to and including March 4, 2002, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:

       Sale             No. of                  Price per Share
       Date             Shares               (including commissions)

       9/20/01          50,000                   $4.0492
       9/24/01          33,000                   $4.0205

     (d - e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Date:  March 7, 2002

                                 THE J.R. SIMPLOT SELF-DECLARATION OF
                                 REVOCABLE TRUST, DATED DECEMBER 21, 1989,
                                 AS AMENDED

                                          /s/ J.R. Simplot
                                 By _____________________________________
							J.R. Simplot, Trustee

                                         /s/ Stephen A. Beebe
                                 By______________________________________
                                         Stephen A. Beebe
                                         Attorney-in-fact

Date:  March 7, 2002
                                 J.R. SIMPLOT FOUNDATION

                                          /s/ J.R. Simplot
                                 By _____________________________________
							J.R. Simplot, Trustee

                                         /s/ Stephen A. Beebe
                                 By______________________________________
                                         Stephen A. Beebe
                                         Attorney-in-fact



Date:  March 7, 2002
                                 JRS PROPERTIES III L.P.,
                                 AN IDAHO LIMITED PARTNERSHIP,
                                 BY ITS SOLE GENERAL PARTNER

                                 JRS INVESTMENTS L.L.C.,
                                 AN IDAHO LIMITED LIABILITY COMPANY
                                 BY ITS MANAGER

                                 THE J.R. SIMPLOT SELF DECLARATION
                                 OF REVOCABLE TRUST DATED DECEMBER 21,
                                 1989, AS AMENDED


                                          /s/ J.R. Simplot
                                 By _____________________________________
							J.R. Simplot, Trustee

                                         /s/ Stephen A. Beebe
                                 By______________________________________
                                         Stephen A. Beebe
                                         Attorney-in-fact

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